News Release
B2Gold Corp. Announces Results of Vote for Election of Board of Directors

Vancouver, June 11, 2018 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from the election of its Board of Directors at the Company’s Annual General & Special meeting of Shareholders (the “Meeting”) held on June 8, 2018.

At the Meeting, the director nominees listed in the Management Information Circular of the Company, dated May 14, 2018, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote are set out below:

Name	Total Votes in Favour (%)	Total Votes Withheld/Abstained (%)	Outcome of Vote
Mr. Clive Johnson	725,704,396 (97.68%)	17,220,237 (2.32%)	Approved
Mr. Robert Cross	573,704,549 (77.22%)	169,220,084 (22.78%)	Approved
Mr. Robert Gayton	576,574,482 (77.61%)	166,350,151 (22.39%)	Approved
Mr. Jerry Korpan	725,517,154 (97.66%)	17,407,479 (2.34%)	Approved
Mr. Bongani Mtshisi	592,569,193 (79.76%)	150,355,440 (20.24%)	Approved
Mr. Kevin Bullock	724,611,482 (97.53%)	18,313,151 (2.47%)	Approved
Mr. George Johnson	723,450,606 (97.38%)	19,474,027 (2.62%)	Approved
Ms. Robin Weisman	742,263,608 (99.91%)	661,025 (0.09%)	Approved

The resolutions with respect to the appointment of auditors, the Company’s Incentive Stock Option Plan (Amended) and the Company’s Restricted Share Unit Plan (Amended), were also approved by the shareholders of the Company at the Meeting.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, low-cost Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com